UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: August 1, 2013

Commission File Number : 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 31, 2013, Sean Donlon announced his resignation from the board of directors of Fly Leasing Limited (the “Company”) effective as of August 15, 2013. Mr. Donlon informed the Company that he was resigning in light of his appointment as an executive director of the European Bank for Reconstruction and Development.

Also on July 31, 2013, the board of directors of the Company elected Pat O’Brien to the board of directors of the Company effective as of August 15, 2013. Prior to his retirement in April 2011, Mr. O’Brien was a Partner at KPMG Dublin for 24 years, which he joined in March 1979. During his tenure with KPMG, Mr. O’Brien specialized in the aircraft leasing and financing sector and served as the tax adviser to a number of aircraft lessors and financiers in this sector. Mr. O’Brien has also worked with the Irish Department of Finance on legislative amendments affecting the aircraft leasing sector and has been published by the Irish Taxation Institute. Mr. O’Brien is a director of Airspeed Limited, Eirtech Aviation Limited, Amentum Capital Limited and VGS Holdings Limited. Mr. O’Brien also serves as a director on the boards of Rabobank Ireland plc and ACC Bank plc. Mr. O’Brien is a Commerce graduate of the University College Dublin.

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

Exhibit	Title

99.1	Press release of Fly Leasing Limited, dated August 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: August 1, 2013	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

99.1	Press release of Fly Leasing Limited, dated August 1, 2013.

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